UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Monarch Casino & Resort, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

609027107
(CUSIP Number)

Ben Farahi
3652 S. Virginia St., Suite C7
Reno, Nevada  89502
(775) 825-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

[October 31, 2017]
(Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this Schedule 13D,
        and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?
       Note:  Schedules filed in paper format shall include a signed original and
       five copies of the schedule, including all exhibits. See 240.13d7 for other parties to whom copies are to be sent.
       *The remainder of this cover page shall be filled out for a reporting persons
       initial filing on this form with respect to the subject class of securities,
      and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 609027107
(1)
NAMES OF REPORTING PERSONS

Ben Farahi
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	?

(b)	?
(3)
SEC USE ONLY


(4)
SOURCE OF FUNDS

PF
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
?
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
(7)
SOLE VOTING POWER
1,758,772

(8)
SHARED VOTING POWER
-0-

(9)
SOLE DISPOSITIVE POWER
1,758,772

(10)
SHARED DISPOSITIVE POWER
-0-
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,758,772
(12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
?
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.94%
(14)
TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed by Ben Farahi (the "Reporting Person") with respect to the common stock, $0.01 par value ("Common Stock"), of Monarch Casino & Resort, Inc. (the "Company") beneficially owned by him. The purpose of this Amendment
  No. 1 is to report the (a) disposition of shares during the period from the filing of the original Schedule 13D to the filing date of this Amendment No. 1 as a result of (i) open market sales by the
 Reporting Person; (ii) the gift and transfer by the Reporting Person of shares of Common Stock to a trust, of  which he is the trustee, for the benefit of his children; and (iii) the gift and transfer by the Reporting Person to non-profit organizations, and (b) a decrease in the number of shares of Common Stock outstanding during the period from the filing of the original Schedule 13D to the filing date of this Amendment No. 1 as a result of the repurchase of shares of Common Stock by the Company pursuant to a publicly announced stock repurchase program.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

During the period from the filing of the original Schedule 13D to the filing date of this Amendment No. 1, the Reporting Person sold directly an aggregate of 380,412 shares of Common Stock through open market transactions as follows:

Date

Number of Shares

Average Price
June 28, 2006 through June 30, 2006

105,720

$27.38
July 5, 2006 through July 24, 2006

65,200

$26.43
September 21, 2007

5,000

$29.50
October 4, 2007 through October 11, 2007

20,000

$30.26
August 14, 2008

14,100

$13.75
December 17, 2012 through December 18, 2012

13,500

$  9.27
July 30, 2013 through July 31, 2013

10,000

$20.54
August 12, 2013 through August 16, 2013

20,000

$19.45
October 11, 2013 through October 30, 2013

45,657

$20.98
November 4, 2013

7,635

$17.85
December 11, 2013 through December 12, 2013

10,000

$18.31
July 14, 2014

10,000

$14.78
October 25, 2017 through October 30, 2017

53,600

$43.26

On December 18, 2012, Ben Farahi gifted and transferred 651,600 shares of Common Stock to a trust, of which Mr. Farahi is a trustee, for the benefit of his children.

On November 13, 2013, the Reporting Person gifted and transferred an aggregate of 15,000 shares of Common Stock to a non-profit organization.

On December 27, 2016, the Reporting Person gifted and transferred an aggregate of 10,000 shares of Common Stock to a non-profit organization.

In addition, during the period from the filing of the original Schedule 13D to the filing date of this Amendment No. 1, the Company undertook a series share repurchases totaling an aggregate of 3 million shares pursuant to a publicly announced stock repurchase program. As a result, the outstanding shares of the Company's Common Stock decreased by 3 million shares during that period.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

Ben Farahi (1)(2)

Amount beneficially owned:
1,758,772

Percent of class:
9.94%

Number of shares as to which the person has:



Sole power to vote or to direct the vote:
1,758,772


Shared power to vote or to direct the vote:
0


Sole power to dispose or to direct the disposition of:
1,758,772


Shared power to dispose or to direct the disposition of:
0

__________________
(1)	Includes 651,600 shares held in a trust, of which the Reporting
Person is the trustee, for the benefit of his children.
(2)	Reflects percentage ownership based on 17,700,513 shares of Common
Stock outstanding at November 3, 2017 as reported on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2017.

(c)	Except as otherwise provided in this Amendment No. 1, the Reporting
Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2017

/s/ Ben Farahi____________________
Ben Farahi
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